HAGEMEYER

HAGEMEYER SERVICES B.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 695 76 11, FAX (035) 695 77 03

LEGAL DEPARTMENT

03003565

Filenr. 82-4865

Direct line 6957

Our ref.

Your ref.

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

SEC MAIL PROCESSING
RECEIVED
JAN 27 2003
WASH. D.C. 181 SECTION

Naarden, 14 January 2003

Re: Hagemeyer N.V.,
Filenr. 82-4865

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith furnish the required information. A list stating the information being submitted, is also attached to this letter. The filenumber of Hagemeyer N.V. is: 82-4865.

Yours truly,

Patricia Vonk

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

dlw 2/4

Enc.

Filenr. 82-4865

LIST OF PUBLIC DOCUMENTS OF HAGEMEYER N.V.
Since 1 October 2002

1. COMMERCIAL REGISTER

Date	Language	Change
None		

2. PRESS RELEASES

Date	Language	Subject
17 Oct. 2002	English and Dutch	Ceteco

3. PUBLIC ADVERTISEMENTS

Date	Language	Subject
None		

4. ACCOUNTS

Language	Subject
None	

5. OTHER

Date	Language	Subject
None		

82-4865

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 6957611, FAX (035) 6944396

PRESS RELEASE

Hagemeyer wishes to make the following statement with respect to the press release which the receivers issued today in connection with the depositing of their tenth public report concerning Ceteco.

The receivers' report gives almost no consideration to the role of Hagemeyer. Nevertheless, the receivers conclude that Hagemeyer has acted negligently with respect to Ceteco and its creditors, as a consequence of which the receivers have decided to take legal action against Hagemeyer among others.

Hagemeyer rejects any liability for Ceteco's bankruptcy and the deficiency in its assets, on good grounds. This rejection is supported by a thorough analysis of the actual position of Hagemeyer as major shareholder of Ceteco. Nothing in either the receivers' report or the counter report drawn up on behalf of parties involved, which was submitted to the receivers, provides grounds for believing that Hagemeyer has any liability in this matter. Hagemeyer suggested that it and the receivers discuss the contents of the reports, which the receivers initially agreed to. However, despite repeated requests and despite the fact that the receivers had previously committed themselves to a consultation structure, the receivers have so far refused to enter into any serious discussion. Neither have they been willing to reveal and discuss what they believe to be the basis of Hagemeyer's liability.

Hagemeyer must therefore conclude that the receivers are now trying to stir up a public debate with the intention of forcing parties involved in Ceteco's bankruptcy to make a voluntary contribution to the deficiency in Ceteco's assets.

Hagemeyer and its advisers are confident about the outcome of any civil proceedings. In the meantime, Hagemeyer has notified the receivers that it holds them liable for negligent conduct.

Naarden, October 17, 2002
HAGEMEYER N.V.
Board of Management

Note to the editor:

For further information:
Ivo H.H.J.M.Manders
++31.35.6957676
www.hagemeyer.com / press@hagemeyer.com

82-4865

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 6957611, FAX (035) 6944396

PERSBERICHT

In verband met het persbericht dat curatoren vandaag hebben uitgegeven naar aanleiding van het deponeren van het tiende openbare verslag inzake Ceteco maakt Hagemeyer het volgende bekend.

Het onderzoeksrapport van curatoren gaat nauwelijks in op de rol van Hagemeyer. Desalniettemin concluderen curatoren dat Hagemeyer zich onzorgvuldig heeft gedragen ten opzichte van Ceteco en haar schuldeisers, reden waarom curatoren hebben besloten rechtsmaatregelen te nemen tegen onder meer Hagemeyer.

Hagemeyer heeft goede gronden om iedere aansprakelijkheid voor het faillissement van Ceteco respectievelijk het tekort in de boedel van Ceteco af te wijzen. Een zorgvuldige analyse van de feitelijke positie van Hagemeyer als grootaandeelhouder van Ceteco ondersteunt deze afwijzing. Noch uit het onderzoeksrapport van curatoren noch uit het tegenrapport dat namens betrokkenen is opgesteld blijkt dat Hagemeyer terzake enig verwijt kan worden gemaakt. Hagemeyer heeft voorgesteld de conclusies van de rapporten inhoudelijk met curatoren te bespreken waartoe zij zich aanvankelijk bereid verklaarden. Curatoren hebben echter ondanks herhaald verzoek en ondanks een eerder toegezegde overlegstructuur tot op heden geweigerd deze discussie inhoudelijk aan te gaan en hebben evenmin de grondslag van Hagemeyers aansprakelijkheid willen onthullen en bespreken.

Hagemeyer kan zich dan ook niet aan de indruk onttrekken dat curatoren thans trachten een publieke discussie te entameren die ertoe zou moeten leiden dat betrokkenen bij het faillissement van Ceteco, vrijwillig een bijdrage leveren aan het tekort in de boedel.

Hagemeyer en haar adviseurs zien een eventuele civiele procedure met vertrouwen tegemoet. Hagemeyer heeft curatoren inmiddels aansprakelijk gesteld voor hun onzorgvuldige handelwijze.

Naarden, 17 oktober 2002
HAGEMEYER N.V.
Raad van Bestuur

Noot voor de redactie:

Voor nader informatie   Ivo H.H.J.M.Manders
035 - 6957676
www.hagemeyer.com / press@hagemeyer.com